UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

| | Form 10-K   | | Form 20-F   | | Form 11-K    |X| Form 10-Q   | | Form N-SAR

For Period Ended: DECEMBER 31, 1999

|_|      Transition Report on Form 10-K
|_|      Transition Report on Form 20-F
|_|      Transition Report on Form 11-K
|_|      Transition Report on Form 10-Q
|_|      Transition Report on Form N-SAR

For the Transition Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I      REGISTRATION INFORMATION
------------------------------------
Full Name of Registrant:                        COYOTE NETWORK SYSTEMS, INC.

Former Name if Applicable:                      THE DIANA CORPORATION

Address of Principal Executive Office:          4360 Park Terrace Drive

City, State and Zip Code:                       Westlake Village, CA 91361

PART II     RULES 12b-25(b) AND (c)
-----------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|   (a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III    NARRATIVE
---------------------
State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          The Company has recently completed a private placement of 6% Series B Preferred Stock pursuant to Rule 506 under Regulation D. The activities associated with this transaction have caused a delay in the preparation of the financial statements and related disclosures which, when completed, will enable filing of the FORM 10-Q. It is expected that the filing can be made within the extension period described in this form.


PART IV     OTHER INFORMATION
-----------------------------
(1)   Name  and  telephone  number  of  person  to  contact  in  regard  to this
      notification:                              Brian A. Robson (818) 735-7600

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                  |X| YES |_| NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion
      thereof?                                                    | | YES |_| NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Because of a recent finance activities, we are unable to state whether or not there will be a significant change in the results of operations from the corresponding period for the prior year.

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                          COYOTE NETWORK SYSTEMS, INC.
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    February 14, 2000

By:      /s/ Brian A. Robson
         ------------------------
         Brian A. Robson
         Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations (See 18 U.S.C. 1001)